EXHIBIT 99.2

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

As of August 25, 2026

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

DATE	3

DESCRIPTION OF THE BUSINESS	4

RECENT AND CURRENT QUARTER HIGHLIGHTS	4

MINERAL PROPERTIES	6

MARKET TRENDS	16

RESULTS OF OPERATIONS	17

LIQUIDITY	19

CAPITAL RESOURCES	19

COMMITMENTS AND FINANICAL OBLIGATIONS	20

OFF-BALANCE SHEET ARRANGEMENTS	20

TRANSACTIONS WITH RELATED PARTIES	20

PROPOSED TRANSACTIONS	21

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	21

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT	22

OUTSTANDING SHARE DATA	23

DISCLOSURE CONTROLS AND PROCEDURES	23

INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	23

LIMITATIONS OF CONTROLS AND PROCEDURES	24

TECHNICAL INFORMATION	24

RISK FACTORS	24

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

DATE

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2026, and the unaudited condensed interim financial statements (the “Interim Financial Statements”) of the Company for the three months ended June 30, 2026, both of which are publicly available on SEDAR+ at www.sedarplus.ca. All monetary amounts herein are expressed in Canadian Dollars (“CAD”) unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (together known as “IFRS”). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of August 25, 2026.

Cautionary Note to Investors Concerning Forward-looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

DESCRIPTION OF THE BUSINESS

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold(“Cu-Au”) mines. By combining high demand projects, discoveries and successful management, Amarc has created a solid platform to create value from its exploration and development stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au districts, located in northern, central and southern BC, respectively, and in proximity to power, highways and rail infrastructure. Each District hosts one or more known Cu±Au deposits, discoveries and other deposit targets with significant potential for further discovery and the development of important-scale, porphyry Cu±Au deposits (see “Mineral Properties” for further details):

•	The JOY District (or “JOY” or the “District”) is host to the new AuRORA Au-Cu-Ag Deposit, a gold-rich porphyry deposit discovered in 2024, the TWINS and CANYON Au-Cu Discoveries, the historical PINE and Brenda Au-Cu Deposits and a pipeline of other Au-Cu deposit targets;

•	The DUKE District hosts the DUKE Cu-Mo-Au-Ag Deposit and other Cu±Au deposit targets; and

•	The IKE District hosts the IKE Cu-Mo-Ag Deposit discovery, the Empress Cu-Au Deposit and multiple other Cu±Au deposit targets.

RECENT AND CURRENT QUARTER HIGHLIGHTS

•	On April 2, 2026, Amarc announced that Boliden Mineral Canada Ltd. (“Boliden”), a subsidiary of Boliden Inc., would continue its participation in the exploration of the DUKE District, and effective as of April 1, 2026, a Boliden 60%/Amarc 40% Joint Venture (the “DUKE JV”) as defined by the DUKE earn in agreement dated on November 21, 2022 had commenced. Boliden completed an investment of $30 million to the end of 2025 to earn a 60% interest in the DUKE District and elected not to exercise the option to increase its interest from 60% to 70% by investing a further $60 million. Under the DUKE JV, Boliden can now invest 60% and Amarc 40% in future programs or dilute their interest in the JV.

•	On May 27, 2026, the Company announced a preliminary budget of approximately $15 million for the 2026 JOY District exploration program focused on unlocking the Tier-1 potential of the District. The program will be fully funded by Freeport-McMoRan Mineral Properties Canada Inc., a wholly-owned subsidiary of Freeport-McMoRan Inc. (“Freeport”), through AuRORA Minerals Ltd. (AuRORA Minerals”) the private joint venture corporation in which Freeport currently owns a 60% and Amarc a 40% shareholder’s interest which holds the JOY District mineral rights and titles (for further details, see “Agreement with Freeport” below). Amarc has been appointed as the primary contractor to manage the JOY exploration programs under a separate Services Agreement.

•	On June 25, 2026, the Company announced that field surveys had commenced to firm up Cu-Au deposit targets for potential drill testing later in the season at the DUKE Copper-Gold District. The $4 million 2026 DUKE District program is fully funded by Boliden as part of the DUKE JV (see above). Under the terms of the DUKE JV, Amarc has 180 days from April 30, 2026 to elect to contribute $2.66 million in funding to the program to maintain its full 40% interest in the JV. Amarc is continuing as project operator.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

•	On July 2, 2026, the Company announced the commencement of the 2026 exploration program at the JOY District. Fully funded by Freeport, the 2026 program includes step out drilling to continue to assess the extent and tenor of the gold-rich AuRORA Porphyry Au-Cu-Ag Deposit as well as other studies to advance the Deposit; additional drilling at the TWINS Discovery; and geological, geochemical, and geophysical surveys across the District to refine the emerging pipeline of porphyry copper-gold deposit targets for drill testing.

•	On July 21, 2026, the Company announced a $5 million increase in funding for the 2026 JOY Copper-Gold District exploration program, adding to the initial +$15 million budget reported in the Company’s May 27, 2025 release, funded by Freeport through AuRORA Minerals. Amarc confirmed that three drill rigs were actively working with a primary focus at the AuRORA Porphyry Gold-Copper-Silver Deposit and the TWINS Gold-Copper Discovery located approximately 17 km south of AuRORA, and that extensive geological, geochemical and geophysical surveys are also underway to define potential drill sites at multiple other significant gold-copper deposit targets across the JOY District.

•	On August 12, 2026, the Company announced identifying major new sulphide systems east of the high grade AuRORA Porphyry Gold-Copper (“Au-Cu”) deposit discovery through on-going Induced Polarization (“IP”) ground geophysical surveys at the JOY Copper-Gold District. These surveys are one component of the $20 million JOY 2026 exploration program underway at JOY which is funded by Freeport.

Recent IP results expand JOY’s potential:

■	Expanded the original 4.5 km2 NWG sulphide system that hosts the AuRORA Au-Cu Deposit eastwards over an area that now covers 7 km2;

■	Discovered a new and still open 4.5 km2 sulphide system named the ROE Target, adjacent to the east of the expanded NWG sulphide system; and

■	Expanded the White Pass sulphide system that hosts the historical Brenda Au-Cu Deposit from 3.0 km2 to 5.0 km2.

•	On August 24, 2026, the Company announced that it proposes to complete a private placement, led by strong participation from institutional investors, of approximately 20 million common shares of the Company (each, a “Share”) at a price of CAD$1.00 per Share to raise gross proceeds of approximately CAD$20 million (the “Offering”). The gross proceeds of the Offering will be used to advance any required future expenditures in relation to the JOY District, to fund working capital and general corporate purposes, project investigations, and to progress Amarc’s other properties, including DUKE and IKE.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

MINERAL PROPERTIES

Figure 1

The JOY Au-Cu District (40% ownership)

The approximately 630 km2 JOY District is located immediately to the north of the prolific Kemess porphyry Au-Cu district (the “Kemess District”) in the Toodoggone Region (or the “Toodoggone”) of north-central BC, a geological region with high potential for important porphyry and epithermal deposits. The Toodoggone is part of BC’s Golden Horseshoe trend that extends to the Golden Triangle in the west.

Three deposit discoveries have been made in the JOY District over the past four years. These include the important new AuRORA Au-Cu-Ag Deposit Discovery made in 2024, the TWINS Au-Cu Discovery made in 2024 and confirmed in 2025, and the Canyon Cu-Au Discovery made in 2022. Drilling over this time has also expanded AuRORA, TWINS and Canyon Discoveries, the historical PINE porphyry Au-Cu Deposit (the “PINE Deposit”), all of which remain open to further expansion and established a pipeline of other large, high potential, porphyry Au-Cu targets across the District (see Figure 2).

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

LOCATION OF TARGET AREAS, DEPOSITS AND DISCOVERIES IN JOY DISTRICT

Figure 2

AuRORA Deposit

The high grade AuRORA Au-Cu-Ag Deposit represents a significant new porphyry discovery with Tier-1 potential. The discovery was made in 2024 by drilling at the 4 km2 NWG Target, a target that had not been previously drill tested. The mineralization at AuRORA begins near to the surface and is characterized by its gold-rich nature, excellent lateral and vertical continuity and its geometry.

The first hole ever drilled at AuRORA – JP24057 - intersected a new porphyry Au-Cu-Ag system hosting high and continuous Au grades. Following completion of this discovery hole, Amarc initiated systematic step out drilling with three core rigs, with a view to begin to outline the Au-Cu-Ag deposit (Amarc release January 17 and 20, 2025 and February 28, 2025). The mineralization discovered in 2024 by 20 drill holes at AuRORA extended over an area of approximately 600 m by 600 m with significant expansion potential (see Amarc release January 15, 2026).

Twenty-three step out holes and one infill hole were completed at AuRORA in 2025, successfully expanding the Deposit over an area measuring 1.4 km by 0.8 km, and which remains wide open. Table 1 summarizes key results from 2024 and 2025 at the AuRORA Deposit.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

Table 1

Select Results from 2024-2025 Drilling at the AuRORA Deposit

Drill Hole	Int. [1,2,3] (m)	From (m)	Incl.	Au (g/t)	Cu (%)	Ag (g/t)
JP24057	82	18		1.24	0.38	2.47
	42	58	Incl.	1.97	0.49	3.58
	70	120		2.56	0.42	5
JP24059	271	24		0.98	0.25	1.93
	171	24	Incl.	1.32	0.34	2.62
	89	106	and	2.29	0.46	3.65
JP24060	130	74		2.4	0.61	5.33
	81	104	Incl.	3.58	0.85	7.36
JP24063	132	70		1.01	0.3	2.8
	99	103	Incl.	1.17	0.33	3.15
JP24071	212	21		1.36	0.4	3.35
	108	104	Incl.	2.38	0.6	5.17
JP24075	266	34		1.24	0.31	3.42
	109	37	Incl.	2.41	0.51	5.27
JP24080	132	137		1.87	0.63	5.22
	90	167	Incl.	2.53	0.81	6.45
JP25087	66	162		0.65	0.25	2.7
JP25088	106	194		0.62	0.27	3.1
	75	213	Incl.	0.76	0.33	3.6
JP25089	126	225		0.97	0.32	4.8
	61	225	Incl.	1.24	0.47	7.8
JP25091	231	132		0.83	0.22	2.3
	141	150	Incl.	1.11	0.31	3.0
	90	192	and	1.42	0.36	3.4

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.

For further results see Amarc releases January 17, 20, February 28, November 3, December 10, 2025 and January 23, 2026.

Additionally, of notable interest in the 2025 drilling at AuRORA are the areas around two drill holes, JP25114 and JP25120, which intersected promising mineralization 550 m south and 350 m to the north of the Deposit, respectively (see Amarc release January 23, 2026 and “Current Quarter and Recent Highlights” above). These holes may represent further extensions to the deposit or discoveries of new potential within the NWG Target that hosts AuRORA.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

TWINS and Canyon Discoveries

The highly prospective TWINS porphyry target sulphide system is defined by an 8.5 km2 IP chargeability geophysics anomaly. Several initial widely spaced and near surface reconnaissance drill holes are characterized by highly anomalous Au intercepts, including JP22020 which returned 210 m of 0.14 g/t Au, 0.03% Cu and 0.4 g/t Ag. Drill holes in 2024 and 2025 stepped back to test beneath scout hole JP22020, confirming a new porphyry Au-Cu discovery at TWINS. Hole JP24051 intercepted 124 m at 0.35 g/t Au, 0.13% Cu and 0.6 g/t Ag from 491 m and 150 m at 0.23 g/t Au, 0.08% Cu and 0.4 g/t Ag from 291 m and hole JP25106 intercepted 300 m at 0.51 g/t Au, 0.23% Cu and 0.5 g/t Ag from 819 m, including 243 m at 0.59 g/t Au, 0.26% Cu and 0.6 g/t Ag and 45 m of 1.08 g/t Au, 0.47% Cu and 1.0 g/t Ag (see Amarc release February 19, 2026).

At CANYON, very limited initial scout drilling of this expansive (5 km2) and largely covered sulphide system by Amarc in 2021 intercepted 27 m of 0.21 g/t Au, 0.06% Cu in hole JP21006 (see Amarc release March 7, 2022). Further reconnaissance drilling 2022 discovered a significant new zone of porphyry Au-Cu mineralization with hole JP22030 intersecting 96 m 0.18 g/t Au, 0.39% Cu and 2.6 g/t Ag, within 296 m of 0.14 g/t Au, 0.30% Cu and 1.7 g/t Ag and 10.5 m of 0.25 g/t Au, 0.61% Cu and 2.1 g/t Ag. In 2024, drill hole JP24046 stepped out 250 m to the east-northeast from JP22030, successfully extending the mineralization to depth and intercepting 402 m of 0.09 g/t Au, 0.16% Cu and 1.2 g/t Ag including 51 m of 0.18 g/t Au, 0.32% Cu, and 1.8 g/t Ag. The Canyon discovery remains open to expansion and requires substantial drilling to delineate the Au-Cu potential (see Amarc release March 2, 2023).

PINE Deposit

The PINE Deposit is hosted within a 6 km2 mineralized system, which remains to be fully explored. The PINE Deposit had seen several phases of historical drilling prior to initial work by Amarc which identified significant expansion potential at PINE. Prior to 2022, the historical PINE Deposit was known to extend over approximately 600 m by 900 m and be open to expansion internally and laterally as well as to depth (see Amarc release March 7, 2022). Early drilling by Amarc successfully intercepted significant mineralization that extended the footprint of the deposit over a strike length of 1,700 m within a 2,600 m mineralized footprint: for example, 204 m of 0.41 g/t Au, 0.18% Cu and 2.3 g/t Ag in hole JP22010 and 105 m of 0.47 g/t Au, 0.13% Cu and 1.8 g/t Ag in hole JP22013. Drilling also highlighted the favorable geometry of the PINE Deposit: most of the known mineralization occurs from surface to 300 m depth and locally extends to 550 m depth (see Amarc March 2, 2023 release).

Drill hole JP24058 completed in 2024 was designed to step out 250 m to the southeast from the known PINE Deposit to look for lateral extensions and high grade feeder structures. The hole was deflected off course after intersecting a fault at depth; however, it successfully intersected 182 m of 0.26 g/t Au, 0.16% Cu and 2.3 g/t Ag from 368 m, including 110 m of 0.34 g/t Au, 0.23% Cu, 3.1 g/t Ag from 440 m and 37 m of 0.51 g/t Au, 0.48% Cu and 3.7 g/t Ag from 785 m. These mineralized intersections expanded the PINE Deposit 180 m to the east and 180 m to the south (see Amarc release February 28, 2025)). Significant additional drilling is required to fully delineate the PINE Deposit and assess the Cu-Au potential within the greater PINE Target.

The JOY technical information up to and including 2020 is summarized in the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report. Additional details on Amarc’s exploration programs at JOY from 2021-2026 are available in previous MD&As or in new releases on the Company’s website.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

The JOY District is subject to the following royalties:

•	On November 21, 2017, Amarc acquired 100% interest in the 7,200 hectare JOY property from a private vendor. This JOY property is subject to an underlying 3% NSR royalty from production to a former owner, which is capped at $3.5 million.

•	The PINE Property is subject to a 3% NSR royalty capped at $5 million payable from production.

•	A 2.5% net profits interest (“NPI”) on mineral claims comprising approximately 96% of the PINE Property, which are subject to the 3% NSR with a 1% NSR on the balance of the mineral claims that are not subject to the above 3% NSR. The NPI royalty can be reduced to 1.25% at any time for $2.5 million in cash or shares. The 1% NSR royalty can be reduced to 0.5% for $2.5 million in cash or shares.

•	The Paula claim is subject to a 1% NSR royalty payable from commercial production that is capped at $500,000.

Agreement with Freeport

In May 2021, Amarc entered into a Mineral Property Earn-In Agreement (the “EIA”) with Freeport, whereby Freeport may acquire up to a 70% ownership interest by making staged investments in the JOY District. Freeport completed the Stage 1 requirement of $35 million of expenditures, under an accelerated timeframe, and currently owns a 60% and Amarc a 40% shareholder’s interest in AuRORA Minerals Ltd. (AuRORA Minerals”) the private joint venture corporation which holds the JOY District mineral rights and titles.

On September 2, 2025, the Company announced Freeport had formally elected to proceed to Stage 2 of the EIA and to earn a further 10% interest in Aurora Minerals by spending an additional $75 million within 5 years at a rate of no less than $10 million per year, failing which the parties will proceed to fund the project pro rata on a 60:40 basis. The +$16 million 2025 program and the recently announced $20 million 2026 budget (see “Current Quarter and Recent Highlights” above) expenditures are being 100% funded by Freeport under Stage 2 and under an accelerated time frame. While Freeport is now the Operator of JOY, Aurora Minerals and Freeport have appointed Amarc as the primary contractor to manage JOY exploration programs under a separate Services Agreement.

Brenda Property

On February 11, 2025, Amarc announced that it had signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which it can acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA Au-Cu-Ag discovery. The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year and increasing on an annual basis to $12 million in year five. To June 30, 2026, $800,000 in option payments have been made. The claims are subject to a 2% NSR royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations and $10 million after commencement of mining. The 44 km2 Brenda tenure is adjoined on three sides by the JOY District and falls largely within the area of common interest under the JOY agreement of 2021. Freeport has exercised its right to have the entire Brenda tenure included in the JOY Agreement (Amarc release July 16, 2025).

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

The Brenda Property is underlain by the same highly prospective volcanics and transitional porphyry Au-Cu and epithermal Au-Ag geological setting as at the AuRORA and Canyon porphyry Au-Cu discoveries. Historical exploration of the Brenda Property has identified both epithermal and porphyry related rock alteration assemblages hosting Au, Cu and Ag mineralization (see Canasil 2021 Technical Report at www.sedarplus.ca).

PIL Property

In July 2025, Amarc announced that it had exercised its right to have approximately 32% of the total mineral claims area of Freeport’s option to acquire 80% of the PIL Property (see Finlay Minerals Ltd. (TSXV:FYL) release April 17, 2025) brought into the JOY District (see Amarc release July 16, 2025). The PIL Property is adjacent to the northwest of the original JOY District tenure.

Approximately 32% (42.34 km2) of the PIL mineral claims area lies within the area of common interest under the Amarc – Freeport JOY Agreement. Freeport is responsible for making any expenditures to fund the exercise of the PIL option with Finlay, and expenditures incurred within the Amarc area of common interest only will count towards Freeport’s election to spend $75 million under Stage 2 of the Agreement with Amarc. If Freeport fulfills its obligation to acquire 80% of the PIL Property, Amarc will have a maximum interest of 24% in the PIL mineral claims within the area of common interest.

Three additional claims staked by Amarc and lying adjacent to the southeast of the JOY District have also been added to the District.

The DUKE Cu-Au District (40% interest)

The DUKE District is located 80 km northeast of Smithers in the broader Babine Region (or the “Babine”), one of BC’s most prolific porphyry Cu-Au belts. The Babine is a 40 by 100 km north to northwesterly striking mineralized belt that hosts the former Bell and Granisle Cu-Au mines held by Noranda Mines which produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag1, and the advanced stage Morrison Cu-Au deposit that is also held by another company. Amarc’s DUKE porphyry Cu-Mo-Au-Ag Deposit (“DUKE Deposit”) is located 30 km north of the Bell Mine. Extensive infrastructure, primarily relating to the forestry industry but also dating back to previous mining activity exists in the District.

The 732 km2 DUKE District includes both the DUKE Cu-Mo-Au-Ag Deposit and a series of porphyry Cu-Au deposit targets. Systematic and extensive DUKE District programs have both substantially expanded the DUKE Deposit to an area measuring approximately 900 x 600 metres, which remains open to expansion, and revealed the potential for the development of a porphyry Cu-Au district while efficiently screening out less prospective areas (see Amarc release July 2, 2025).

1 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

DUKE Cu-Mo-Au-Ag Deposit

The DUKE Deposit lies within the 4.7 km2 DUKE Target defined by an IP geophysical anomaly indicating the presence of a mineralized system. Although explored historically, the now extensive porphyry Cu system at the DUKE discovery was not fully delineated. Amarc completed initial drill testing at DUKE in 2017 and 2018. In 2017, extensive porphyry copper-style mineralization was discovered by two holes (see Amarc release December 19, 2017). Seven of nine holes drilled by Amarc in 2018 successfully tested the geometry and grade distribution of the porphyry Cu-style mineralization in the DUKE Deposit over an area measuring approximately 400 m north-south by 600 m east-west, with mineralization extending to the depth of drilling – over 360 m deep. One other hole intersected substantial lengths of moderate to low grade Cu and Mo mineralization in the surrounding DUKE Target area (see Amarc release June 12, 2018).

Shortly after signing of the Boliden agreement in November 2022 (see “Agreement with Boliden” below), Amarc initiated delineation drilling at the DUKE Deposit, completing 11,070 m between early December 2022 and mid-March 2023. This work confirmed the DUKE Deposit extends to depths of at least 600 m and expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west (see Amarc releases January 23, February 15 and June 15, 2023). Highlights include:

•	183 m of 0.43% CuEQ[2] (0.31% Cu, 0.019% Mo, 0.07 g/t Au, 1.5 g/t Ag) (DK22009)
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) (DK22010)
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) (DK23012)
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and
33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) (DK23015)
•	83 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) (DK23022)
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) (DK23024)
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) (DK23026)

In 2024, a delineation drilling program of 4,828 m in nine holes at the DUKE Deposit further defined Cu-Mo mineralization in the central portion of the deposit and identified potentially important volumes of additional mineralization to the south and north of the main deposit (see Amarc release June 25, 2024). Highlights from drilling include:

•	72 m of 0.45% CuEQ (0.35% Cu, 0.016% Mo, 0.06 g/t Au, 1.6 g/t Ag) and 104 m of 0.38% CuEQ (0.29% Cu, 0.016% Mo, 0.06 g/t Au, 1.3 g/t Ag) (DK24033)
•	110 m of 0.38% CuEQ (0.25% Cu, 0.028% Mo, 0.04 g/t Au, 1.1 g/t Ag) and
30 m of 0.39% CuEQ (0.26% Cu, 0.025% Mo, 0.05 g/t Au, 1.4 g/t Ag) (DK24034)
•	30 m of 0.44% CuEQ (0.35% Cu, 0.013% Mo, 0.05 g/t Au, 1.5 g/t Ag) within
203 m of 0.28% CuEQ (0.2% Cu, 0.015% Mo, 0.03 g/t Au, 1.0 g/t Ag) (DK24035)
•	48 m of 0.34% CuEQ (0.26% Cu, 0.010% Mo, 0.05 g/t Au, 1.8 g/t Ag) (DK24036)
•	15 m of 0.69% CuEQ (0.52% Cu, 0.024% Mo, 0.11 g/t Au, 2.9 g/t Ag) and
29 m of 0.47% CuEQ (0.31% Cu, 0.030% Mo, 0.06 g/t Au, 1.7 g/t Ag) within
209 m of 0.26% CuEQ (0.19% Cu, 0.013% Mo, 0.04 g/t Au and 1.0 g/t Ag) (DK24037)

To the south of the main DUKE Deposit, a new and positive structural element, the South Graben Fault (“SGF”) was identified by drilling in 2024, principally from the results of drill hole DK24036. The SGF, like many other mineralized corridors in the Babine, likely has a spatial relationship to the development of significant mineralized zones with the potential to expand the DUKE deposit over a strike length of 700m.

2 Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4/lb, Au US$1800/oz., Ag US$24/oz. and Mo US$15/lb and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

Additionally, drilling in 2024 to the north, holes DK24038 and DK24040 returned important Cu-Mo-Ag intercepts which, with a previously reported intercept in DK18004 (see Amarc release June 12, 2018), was found to be outlining a newly recognized volume of mineralized rock to the west of the DUKE Fault, representing an offset portion of the DUKE Deposit that was displaced some 450 to 500 m northwards (the “DUKE Offset”). The initial drilling suggests that this new target has a strike length of approximately 500 m and an estimated true width of around 120 m. It remains to be fully drill delineated.

In 2025, five drill holes were completed in the greater DUKE Deposit area; four new drill holes were completed, and one of the 2024 holes was extended.

Two holes were drilled into the DUKE Deposit area (DK25086, DK25087) within the east-west trending SGF structural corridor at the south end of the deposit, where a few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume. In most cases the historical holes were well mineralized, for example, 70-02 returned 113 m of 0.38% CuEQ (0.29% Cu, 0.012% Mo, 0.06 g/t Au, 1.1 g/t Ag), including 12 m of 0.51% CuEQ (0.41% Cu, 0.010% Mo, 0.09 g/t Au, 1.6 g/t Ag)3. In 2025, hole DK25086 returned 211 m of 0.25% CuEQ (0.19% Cu, 0.01% Mo, 0.03 g/t Au, 1.0 g/t Ag) from 151 m, including 89 m of 0.33% CuEQ (0.24% Cu, 0.02% Mo, 0.04 g/t Au, 1.2 g/t Ag) from 273 m, and hole DK25087 returned 66 m of 0.10% CuEQ (0.08% Cu, 0.01 g/t Au, 0.4 g/t Ag) from 137 m. These newly identified mineralized volumes are open to expansion with further drilling.

Three holes in 2025 were drilled along a 440 m long east-west fence across the southern end (120 m to 150 m south of previous drilling) of the DUKE Offset and extended this deposit-area. Hole DK25085 returned 84 m at 0.16% CuEQ (0.10% Cu, 0.01% Mo, 0.02 g/t Au, 1.0 g/t Ag) from 105 m, hole DK25094 returned 12 m of 0.16% CuEQ (0.09% Cu, 0.02% Mo, 0.01 g/t Au, 0.5 g/t Ag) from 54 m, and hole DK25093 returned 31 m of 0.18% CuEQ (0.13% Cu, 0.01% Mo, 0.02 g/t Au, 0.6 g/t Ag) from 31 m, 95 m of 0.13% CuEQ (0.10% Cu, 0.02 g/t Au, 0.5 g/t Ag) from 101 m, 74 m of 0.18% CuEQ (0.11 Cu, 0.01% Mo, 0.09 g/t Au, 0.9 g/t Ag) from 219 m and 36 m of 0.20% CuEQ (0.15% Cu, 0.05 g/t Au, 1.4 g/t Ag) from 314 m. The DUKE Offset area now extends over greater than 400 m north-south, up to 450 m east-west and 250 m in depth (see Amarc release April 2, 2026).

DUKE District

Notably, the DUKE Deposit lies approximately 6 km to the southeast of American Eagle’s promising NAK Cu-Au Deposit4 along the southeast trending regional NAK–DUKE magnetic corridor (see Amarc release April 2, 2026). This corridor also hosts Amarc’s C6 and M4 DUKE District targets to the southeast of the DUKE Deposit.

Drilling in the DUKE District in 2025 focused on initial scout drilling at a number of drill-ready targets. Five holes were also completed across a 2.3 km long east-northeast trending fence on the north side of the NAK Deposit mineral tenure. A centre of anomalous porphyry-style Cu-Au mineralization was confirmed: hole DKC25074 returned 86 m of 0.13% CuEQ5 (0.10% Cu, 0.03 g/t Au, 2.3 g/t Ag) from 46 m, including 38 m at 0.22% CuEQ (0.19% Cu, 0.03 g/t Au, 2.1 g/t Ag) from 59 m. Elsewhere along this drill fence, hole DKC25071 encountered both 10 and 67 m intervals of anomalous Cu ranging from 0.08% to 0.06% Cu and 0.09 to 0.06 g/t Au (see Amarc release April 2, 2026). Other mainly short scout holes drilled at other targets did not return significant results.

3 See Amarc DUKE Project 2020 Technical Report, referenced below

4 See American Eagle Gold’s website https://americaneaglegold.ca. American Eagle Gold is a third party.

5 For CuEQ see footnote 3.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

Technical information from historical programs and Amarc work at DUKE to 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (“DUKE Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/duke-project/technical-report. Additional details on Amarc’s exploration programs at DUKE from 2021-2026 are available in previous MD&As or in new releases on the Company’s website.

Amarc holds 100% interest in the DUKE District which is largely free of any underlying royalty.

Trail Peak Option

In September 2023, Amarc announced it had entered into an option agreement (the “Agreement”) with Richard J (Dick) Billingsley (the “Optionor”) on a group of mineral claims, covering some 2.34 km2, located internal to and near to the northern extent of the DUKE property. Under the terms of the Agreement, Amarc can acquire 100% of these claims, subject to a 2% Net Smelter Returns royalty retained by the Optionor that is capped at $10 million, by issuing 200,000 Amarc shares and making annual cash payments of $5,000 to the Optionor plus funding an annual scholarship for Indigenous students in the amount of $20,000 per year for a period of 10 years (total of 200,000 shares and $250,000 cash).

Agreement with Boliden

In November 2022, Amarc entered into a Mineral Property Earn-in Agreement (the “Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden could earn up to a 70% ownership interest, by making staged exploration and development investments in the DUKE District.

Boliden sole funded $30 million of exploration expenditures though to the end of 2025 to earn a 60% interest and continues its participation in the DUKE District. As of April 1, 2026, Boliden and Amarc entered a 60:40 joint venture under which the parties must fund exploration activities on a pro rata basis or dilute their interest in the DUKE JV. The $4 million 2026 DUKE District program is fully funded by Boliden as part of the DUKE JV. Under the terms of the DUKE JV, Amarc has 180 days from April 30, 2026 to elect to contribute $2.66 million in funding to the program to maintain its full 40% interest in the JV (see Amarc release June 25, 2026). Amarc is the operator at the DUKE District.

The IKE Cu-Au District

Amarc’s 100% owned, 532 km2 IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC and near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occur throughout the expansive IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade. These characteristics are common to most porphyry districts around the world that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

The greater IKE District hosts the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag Deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and a number of other promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to develop into an important mining camp.

The IKE District is subject to the following royalties:

•	A 1% net smelter return (“NSR’) royalty on the IKE Property mineral claims capped at $2 million, which can be repurchased at any time for $2 million. An additional 2% NSR royalty, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

•	A 2% NSR royalty on the Granite Property mineral claims which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

•	The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE porphyry deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades, for example: Hole 11-1 returned 182 m of 0.41% CuEQ6 (0.31% Cu, 0.022% Mo, 1.9 g/t Ag and 0.01 g/t Au), including 58 m of 0.52% CuEQ (0.39% Cu, 0.031% Mo, 1.9 g/t Ag and 0.02 g/t Au); and Hole 11-2: 120 m of 0.41% CuEQ (0.31% Cu, 0.020% Mo, 3.3 g/t Ag and 0.01 g/t Au) including 32 m of 0.58% CuEQ (0.42 % Cu, 0.028% Mo, 6.3 g/t Ag and 0.02 g/t Au).

Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system. Amarc has completed approximately 15,455 m of core drilling in 26 widely spaced holes from 2014-2018. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization with encouraging grades, over an area 1,200 m east-west by 1,000 m north- south, and over a vertical extent of 875 m depth, that remains open to expansion. Example intersections include 87.1 m of 0.56% CuEQ (0.36% Cu, 0.7 g/t Ag and 0.054% Mo including 36.9 m of 0.69% CuEQ (0.43% Cu, 1.2 g/t Ag and 0.068% Mo) in hole IK14005 (Amarc December 9, 2015 release), and 94.7 m of 0.47% CuEQ (0.37% Cu, 0.020 g/t Au, 2.5 g/t Ag and 0.020% Mo) including 37.4 m of 0.64% CuEQ (0.49% Cu, 0.024 g/t Au, 3.5 g/t Ag and 0.032% Mo) and 78.0 m of 0.61% CuEQ (0.44% Cu, 0.019 g/t Au, 3.0 g/t Ag and 0.038% Mo) in hole IK18025 (see Amarc release November 6, 2018).

6  For CuEQ see footnote 3.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

Empress Cu-Au Deposit

Historical drilling encountered significant Cu-Au-Ag replacement-style mineralization at the Empress Deposit hosted by altered volcanics, commonly occurring near the surface and predominantly within 100 m vertically above the contact of the Coast Plutonic Complex intrusive rocks with the overlying volcanics. More limited historical drilling at the Empress East Deposit Target, some 1.3 km to the east, intercepted mineralization similar in both style and grade to the Empress Deposit.

In 2024, Amarc carried out a $2.9 million, drill dominant program in the IKE District. The program focused on the potential of the higher grade historical Empress Cu-Au Deposit, where drilling by previous companies encountered replacement style mineralization with encouraging Cu and Au grades.

The 2024 program successfully confirmed high potential for the expansion of mineralization found historically at Empress and the discovery of additional higher grade intrusion-related replacement and porphyry Cu±Au±Mo±Ag deposits (see Amarc release May 14, 2025). Six of the eight drill holes collared at the Empress Deposit intercepted significant Cu-Au mineralized zones, including:

•	181 m at 0.46% CuEQ[7] (0.31 g/t Au, 0.29% Cu and 0.8 g/t Ag) from 30 m and 60 m at 0.90% CuEQ (0.60 g/t Au, 0.56% Cu and 1.3 g/t Ag) from 123 m in hole EM24074
•	68 m at 0.56% CuEQ (0.30 g/t Au, 0.38% Cu and 1.0 g/t Ag) from 123 m incl. 29 m at 0.73% CuEQ (0.46 g/t Au, 0.47% Cu and 1.3 g/t Ag) from 153 m in EM24075

Technical information from historical work and Amarc programs to 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE 2020 Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/ike-project/technical-report. Additional details on Amarc’s exploration programs at IKE from 2021-2024 are available in previous MD&As or in new releases on the Company’s website.

On May 29, 2025, the BC government announced a Pathways and Principles Document between the Province and the Tsilhqot’in First Nation to develop the Dasiqox land use plan, a portion of which falls over all of the IKE District. Amarc is in discussion with the provincial government to determine any implications of this planning processes on its IKE District.

MARKET TRENDS

Average annual prices for Cu, Mo, Au and Ag during last 5 years and year to date in calendar 2026 are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023	3.84/lb	19.87/lb	1,963/oz	23.39/oz
2024	4.16/lb	21.30/lb	2,386/oz	28.27/oz
2025	4.51/lb	22.21/lb	3,428/oz	39.98/oz
2026 (to the date of this document)	6.02/lb	28.83/lb	4,571*/oz	74.53/oz

Notes:

1.	Source for copper, gold and silver is Argus Media at www.metalprices.com.
LME Official Cash Price for copper.
As of this MDA, YTD gold price is COMEX Gold Settlement Price.
London PM fix for silver.
2.	Source for molybdenum prices is Platts.

7 Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

RESULTS OF OPERATIONS

Key financial results for the last eight quarters are provided in the table below:

	June 30	Mar 31	Dec 31	Sept 30
	2026	2026	2025	2025
(‘$000’s)		($)	($)	($)
Net (income) loss	(1,826)	973	227	(650)
Basic and diluted (earnings) loss per share	(0.01)	0.00	(0.00)	(0.00)

	June 30	Mar 31	Dec 31	Sept 30
	2025	2025	2024	2024
(‘$000’s)	($)	($)	($)	($)
Net (income) loss	380	738	2,249	103
Basic and diluted (earnings) loss per share	(0.00)	0.00	0.01	0.02

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

The variations in net results over the fiscal quarters presented above relate to the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarter. See the following section of the MD&A for additional discussions.

Three months ended June 30, 2026

The Company recorded a net income of $1,825,720 for the three months ended June 30, 2026 compared to a net loss of $379,029 for the three months ended June 30, 2025. The net income for the current quarter is primarily driven by the receipts of tax rebates.

The following table summarizes the operating results by major categories for the three months ended June 30, 2026 and 2025:

	Three months ended June 30,
	2026	2025
	($)	($)
Exploration and evaluation assets expenditures	298,870	6,567,364
Administrative expenditures	579,390	426,967
Cost recoveries	(2,698,546)	(6,262,208)

A breakdown by district and project of the Company’s exploration and evaluation expenses for the three months ended June 30, 2026 and 2025 is as follows:

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

	IKE	JOY (1)	DUKE (2)	OTHER	TOTAL
Three months ended June 30, 2026	($)	($)	($)	($)	($)
Assays and analysis	1,692	–	8,763	–	10,455
Drilling	–	–	29,847	10,952	40,799
Environmental	–	–	107	–	107
Equipment rental	4,050	–	2,521	6,262	12,833
Freight	–	–	–	–	–
Geological, including geophysical	780	–	17,491	40,059	58,330
Graphics	–	–	126	–	126
Helicopter and fuel	–	–	–	–	–
Operations support	3,784	–	16,852	2,319	22,955
Property acquisition and assessments costs	–	–	139	100,000	100,139
Socioeconomic	2,401	–	6,815	13,780	22,996
Travel and accommodation	–	–	25,688	4,442	30,130
	12,707	–	108,349	177,814	298,870

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended June 30, 2025	($)	($)	($)	($)	($)
Assays and analysis	32,389	133,114	53,377	24,400	243,280
Drilling	424	357,201	1,568,494	–	1,926,119
Environmental	330	8,087	8,797	–	17,214
Equipment rental	–	2,470	8,129	2,182	12,781
Freight	–	84,564	81,521	–	166,085
Geological, including geophysical	43,862	370,524	568,944	56,065	1,039,395
Graphics	106	6,521	–	43	6,670
Helicopter and fuel	–	341,149	1,030,136	–	1,371,285
Operations support	6,744	427,305	396,249	–	830,298
Property acquisition and assessments costs	4,225	15,024	4,745	105,200	129,194
Socioeconomic	8,952	145,095	22,500	825	177,372
Technical data	–	–	146	–	146
Travel and accommodation	485	132,139	509,979	4,922	647,525
	97,517	2,023,193	4,253,017	193,637	6,567,364

(1)

JOY is operating in the private joint venture corporation Aurora Minerals Ltd. (“AuRORA Minerals”) since August 20, 2026. All exploration and evaluation expenses on JOY after August 20, 2026 are in AuRORA Minerals.

(2)	The DUKE District has been operating under the joint venture agreement with Boliden since April 1, 2026. Expenditures on DUKE represents 40% Amarc’s share of expenditures.

The Company recorded cost recoveries for the three months ended June 30, 2026 of $2,698,546 compared to $6,262,208 for the three months ended June 30, 2025. The cost recoveries were related to operations at the DUKE and JOY District. A private joint venture corporation Aurora Minerals was set up in August 2025 to hold the JOY District mineral rights and titles. Exploration and evaluation expenses and cost recoveries for JOY District have been recorded in AuRORA Minerals since August 21, 2025.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

The general and administration expenses for the three months ended June 30, 2026 were $579,390 compared to $426,967 for the three months ended June 30, 2025. The higher general and administration expenses for three months ended June 30, 2026 is mainly driven by higher Legal and accounting expenses and shareholder communication (more corporate activities). A breakdown of general and administration expenses for the three months ended June 30, 2026 and 2025 is as follows:

	Three months June 30,
	2026	2025
	($)	($)
Legal, accounting and audit	101,524	34,225
Office and administration	104,529	145,967
Rent	2,806	(14,149)
Shareholder communication	202,382	115,988
Travel and accommodation	136,508	118,267
Trust and regulatory	31,641	26,669
Total	579,390	426,967

LIQUIDITY

Historically, the Company’s sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. In addition, the Company is and has been funded by earn-in partners on certain of its exploration projects. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company’s ongoing operations.

At June 30, 2026, the Company had a cash balance of $4,502,858, of which $1,451,819 was advance contributions received from the joint venture partners and accounts payable and accrued liabilities of $1,252,336.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no “Purchase Obligations” defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

-19-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

COMMITMENTS AND FINANICAL OBLIGATIONS

As at June 30, 2026, the Company’s contractual and other obligations are as follows:

	Less Than	1-3	3-5	After
	1 Year	Years	Years	5 Years	Total
Accounts payable and accrued liabilities	1,435,347	–	–	–	1,435,347
Balances due to related parties	183,628	–	–	–	183,628
Director’s loan	1,075,778	–	–	–	1,075,778
Minimum lease payments	32,808	128,384	43,288	–	204,480
Advanced royalty payments (1)	50,000	100,000	100,000	275,000	525,000
Property option payments (2)	525,000	1,050,000	250,000	150,000	1,975,000
Total	3,302,561	1,278,384	393,288	425,000	5,399,233

(1)

Advanced annual royalty payments for extension of the 1% NSR buy back option on the IKE property from December 31, 2018 to any time on or before a commercial mine production decision, which is capped at $1 million.

(2)	Annual property purchase option payments on the Brenda property and two other properties.

OFF-BALANCE SHEET ARRANGEMENTS

For the three months ended June 30, 2026, there were no off-balance sheet agreements.

TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

The Company has one director in common with HDSI, namely Robert Dickinson, Executive Chair. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company, and as available from HDSI (the “Services Agreement”). As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

-20-

AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson, Executive Chair.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and refundable deposits. The Company limits its exposure to credit loss by placing its cash and refundable deposits with high credit quality financial institutions. Substantially all of our cash held with financial institutions exceeds government-insured limits. We seek to minimize our credit risk by entering into transactions with investment grade worthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty. The carrying amount of financial assets represents the maximum credit exposure.

Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and US dollar or other foreign currencies will affect the Company’s operations and financial results. The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The company’s currency risk exposure is minimal.

Interest Risk

Interest rate risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

During the year ended March 31, 2026, the Company relied on partners to fund its mineral exploration activities, and its general and administrative expenses (see “LIQUIDITY” section above).

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Common Shares - Issued and Outstanding				225,567,364

	Exercise Price	Expiry Date	Shares Issuable
	($)		(#)
Warrants	0.080	December 1, 2028	4,807,693
				4,807,693

Stock Options	0.105	March 22, 2029	5,100,000
	0.105	March 22, 2027	282,000
	0.670	February 4, 2030	133,333
	0.680	June 27, 2030	100,000
	0.770	July 9, 2027	100,000
	1.310	February 25, 2031	400,000
	0.94	July 31, 2031	250,000
				6,350,333
Total				236,725,390

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer and Chief Executive Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Mark Rebagliati, P.Eng., a Qualified Person who is not independent of Amarc.

RISK FACTORS

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent MD&A for the year ended March 31, 2026 dated July 20, 2026 available on SEDAR+ at www.sedarplus.ca. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits.

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AMARC RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2026

In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company’s business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company’s actual exploration and operating results may be very different from those expected as at the date of this MD&A.

SUBSEQUENT EVENTS

(a)	Grant of Options

Subsequent to the three months ended on June 30, 2026, 250,000 stock options were granted at an exercise price of $0.94 for a period of 5 years.

(b)	Private Placement

On August 24, 2026, the Company announced that it proposes to complete a private placement, led by strong participation from institutional investors, of approximately 20 million common shares of the Company (each, a “Share”) at a price of CAD$1.00 per Share to raise gross proceeds of approximately CAD$20 million (the “Offering”). The gross proceeds of the Offering will be used to advance any required future expenditures in relation to the JOY District, to fund working capital and general corporate purposes, project investigations, and to progress Amarc’s other properties, including DUKE and IKE.

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